Exhibit 1

Navigator Holdings Ltd.

Results for the Three and Six Months Ended June 30, 2022

Highlights

•

Navigator Holdings Ltd. (the “Company”) reported total operating revenue of $123.9 million for the three months ended June 30, 2022, an increase from $85.7 million for the three months ended June 30, 2021. Total operating revenue were $243.7 million for the six months ended June 30, 2022, an increase from $171.4 million for the six ended June 30, 2021.

•

Net income was $14.0 million (earnings per share of $0.18) for the three months ended June 30, 2022, an increase from $0.3 million (earnings per share of $0.01) for the three months ended June 30, 2021. For the six months ended June 30, 2022, net income was $41.1 million (earnings per share of $0.53) compared to $3.1 million (earnings per share of $0.06) for the six months ended June 30, 2021.

•

EBITDA[1] was $55.0 million for the three months ended June 30, 2022 compared to $28.8 million for the three months ended June 2021. For the six months ended June 30, 2022, EBITDA was $110.5 million for the six months ended June 30, 2022 compared to $59.8 million for the six months ended June 30, 2021.

•	Maintained strong fleet utilization of 87.4% for the three months ended June 30, 2022, an increase from 85.4% for the three months ended June 30, 2021

•	Debt reduced by $45.9 million during the three months ended June 30, 2022, with cash, cash equivalents and restricted cash standing at $151.2 million as of June 30, 2022.

Ethylene Export Terminal

Ethylene throughput for the second quarter of 2022 at the Ethylene Export Terminal totaled 268,444 metric tons, a slight increase from the 267,110 metric tons from the previous quarter, and dramatically up from the throughput of 155,428 metric tons during the second quarter of 2021. The ethylene export volumes were primarily discharged in Europe due to the wide pricing arbitrage. Asia has yet to re-start their traditional ethylene imports across the Pacific, as demand is hampered, in particular, by Chinese covid restrictions, reducing consumption and production in the region.

Shipping Trends

The handysize semi-refrigerated and fully-refrigerated 12 month time charter rate assessment increased by $35,000 per calendar month (“pcm”) and $15,000 pcm, respectively, during the second quarter of 2022, to $720,000 pcm and $650,000 pcm, respectively. Since the end of the second quarter 2022, shipbroker reports are indicating a semi-refrigerated reduction to $705,000 pcm. The handysize ethylene 12 month time charter assessment remained unchanged at $900,000 pcm.

Europe continues to import energy, feedstocks, petrochemicals and ammonia from wherever the region can source supply. According to Kpler, approximately 80% of U.S. ethylene exports were transported for European consumption during the second quarter of 2022. This European share declined from a high of 92% during first quarter of 2022, which had increased from a more usual level during the fourth quarter 2021 of 51%. Apart from absolute volumes of U.S. ethylene exports, the final destination has a major impact on the demand for ethylene ship capacity. An Atlantic crossing compared to Pacific crossing halves ethylene vessel demand. The arbitrage remains open to both continents however demand and consumption in China remains challenged following lingering COVID restrictions with the resultant effect on the country’s GDP. We expect an increasing percentage of the ethylene exports to be transported across the Pacific during latter part of the year.

Ethane exports from the U.S. reached record levels in June 2022 of 684,000 mts. The competitiveness of ethane compared to naphtha as a feedstock for the production of ethylene remains and we believe will continue. Our ethylene fleet can be employed in ethylene or ethane as both products require special nickel steel tanks to enable vessels to carry both products at low temperatures. North American LPG exports also reached record levels during the month of June 2022 with 5.1 million tons departing its shores for international markets. The handysize portion of the total natural gas liquids and petrochemical export volumes are approximately 7%, the upward trend in volumes is beneficial as it ultimately increases vessel demand for handysize vessels.

Ammonia continues to grow in importance for the Company. During second quarter of 2022 we increased the number of vessels employed on ammonia charters to seven vessels. This now constitutes 15% of our earnings days which we anticipate will continue to increase.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2021 and 2022:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
	(in thousands)		(in thousands)
Net income	$654	$14,370	$3,863	$41,764
Net interest expense	8,584	11,359	17,514	22,235
Income taxes	190	671	335	1,064
Depreciation and amortization	19,473	31,477	38,746	62,819

EBITDA(1)	$28.901	$57,877	$60,458	$127,882
Foreign currency exchange gain on senior secured bonds	(330)	(8,218)	(338)	(7,441)
Unrealized loss/(gain) on non-designated derivative instruments	269	5,346	(278)	(9,896)

Adjusted EBITDA(1)	$28,840	$55,005	$59,842	$110,545

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Conference Call Details:

Tomorrow, Friday, August 19, 2022 at 9:00 A.M. E.D.T., the Company’s management team will host a Zoom conference call and slide presentation to discuss the financial results.

Zoom Conference Call Details

Participants should register for the conference call and slide presentation through the following link:

https://us06web.zoom.us/webinar/register/WN_BRynFRuhTEapVu1kG-mIbw

Or join by phone:

United States:	+1 929 205 6099
United Kingdom:	+44 330 088 5830

For a full list of US and international numbers available, please click on the link below:

US and International numbers

Webinar ID: 881 8184 1110

Passcode: 361151

The conference call and slide presentation will be available for replay on Navigator’s website (www.navigatorgas.com) under Investors Centre and Key Dates.

Navigator Gas

Attention: Investor Relations investorrelations@navigatorgas.com or randy.giveans@navigatorgas.com

Houston: 1201 Fannin St, Suite 262, Houston, Texas USA 77002.    Tel: +1 713 373 6197.

London: 10 Bressenden Place, London, SW1E 5DH. Tel +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture or our Luna Pool collaborative arrangements;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction and the operational and financial benefits from the combined businesses and fleet; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2021	June 30, 2022

	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$151,216
Accounts receivable, net of allowance for credit losses of $982 (December 31, 2021: $1,105)	31,906	24,600
Accrued income	6,150	7,687
Prepaid expenses and other current assets	16,293	22,992
Bunkers and lubricant oils	13,171	14,992
Insurance receivable	6,857	7,913
Amounts due from related parties	16,736	17,306

Total current assets	215,336	246,706
Non-current assets
Vessels, net	1,763,252	1,709,356
Assets held for sale	25,944	—
Property, plant and equipment, net	330	240
Intangible assets, net of accumulated amortization of $458 (December 31, 2021: $387)	400	278
Equity method investments	150,209	149,319
Derivative assets	579	14,405
Right-of-use asset for operating leases	923	4,451
Prepaid expenses and other non-current assets	452	110

Total non-current assets	1,942,089	1,878,159

Total assets	$2,157,425	$2,124,865

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$222,684
Current portion of operating lease liabilities	381	211
Accounts payable	11,600	9,067
Accrued expenses and other liabilities	20,247	21,305
Accrued interest	5,211	5,196
Deferred income	18,510	15,508
Amounts due to related parties	224	429

Total current liabilities	204,743	274,400

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	604,790	463,472
Senior secured bond, net of deferred financing costs	67,688	60,374
Senior unsecured bond, net of deferred financing costs	98,551	98,747
Derivative liabilities	8,800	12,725
Operating lease liabilities, net of current portion	522	4,097
Amounts due to related parties	54,877	51,590

Total non-current liabilities	835,228	691,005

Total Liabilities	1,039,971	965,405
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,264,139 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	773
Additional paid-in capital	797,324	797,800
Accumulated other comprehensive loss	(253)	(488)
Retained earnings	316,008	357,068

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,155,153
Non-controlling interest	3,603	4,307

Total equity	1,117,454	1,159,460

Total liabilities and stockholders’ equity	$2,157,425	$2,124,865

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022

	(in thousands except share and per share data)
Revenues
Operating revenue	$80,153	$105,875	$160,661	$206,271
Operating revenues - Unigas Pool	—	11,389	—	24,893
Operating revenue- Luna Pool collaborative arrangement	5,546	6,653	10,786	12,530

Total operating revenues	85,699	123,917	171,447	243,694

Expenses
Brokerage commissions	974	1,569	2,167	2,976
Voyage expenses	17,689	20,804	33,305	41,600
Voyage expenses – Luna Pool collaborative arrangement	5,663	6,950	9,795	11,540
Vessel operating expenses	28,826	38,628	55,818	76,679
Depreciation and amortization	19,473	31,477	38,746	62,819
General and administrative costs	5,796	7,827	12,076	14,170
Profit from sale of vessel	—	—	—	(358)
Other income	(88)	(109)	(160)	(198)

Total operating expenses	78,333	107,146	151,747	209,228

Operating income	7,366	16,771	19,700	34,466
Other income / (expense)
Foreign currency exchange gain on senior secured bonds	330	8,218	338	7,441
Unrealized (loss) / gain on non-designated derivative instruments	(269)	(5,346)	278	9,896
Interest expense	(8,647)	(11,471)	(17,608)	(22,434)
Interest income	63	112	94	199

(Loss) / income before income taxes and share of result of equity accounted joint ventures	(1,157)	8,284	2,802	29,568
Income taxes	(190)	(671)	(335)	(1,064)
Share of result of equity method investments	2,001	6,757	1,396	13,260

Net income	654	14,370	3,863	41,764
Net income attributable to non-controlling interest	(394)	(348)	(783)	(704)

Net income attributable to stockholders of Navigator Holdings Ltd.	$260	$14,022	$3,080	$41,060

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.01	$0.18	$0.06	$0.53
Diluted:	$0.01	$0.18	$0.05	$0.53
Weighted average number of shares outstanding:
Basic:	55,971,121	77,265,022	55,935,859	77,229,234
Diluted:	56,306,557	77,582,824	56,273,533	77,550,892

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2021	Six Months ended June 30, 2022

	(in thousands)
Cash flows from operating activities
Net income	$3,863	$41,764
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	(278)	(9,896)
Depreciation and amortization	38,746	62,819
Payment of drydocking costs	(10,061)	(7,792)
Amortization of share-based compensation	576	476
Amortization of deferred financing costs	1,644	1,964
Share of result of equity method investments	(1,396)	(13,260)
Impairment of vessel	5,400	—
Profit from sale of vessel	—	(358)
Unrealized foreign exchange gain on senior secured bonds	(338)	(7,441)
Other unrealized foreign exchange gain	15	32
Changes in operating assets and liabilities		—
Accounts receivable	(7,617)	7,306
Insurance claim receivable	(6,015)	(1,927)
Bunkers and lubricant oils	(2,768)	(1,821)
Accrued income and prepaid expenses and other current assets	22,588	(7,894)
Accounts payable, accrued interest, accrued expenses and other liabilities	3,546	(4,492)
Amounts due to related parties	5,907	(775)

Net cash provided by operating activities	53,812	58,705

Cash flows from investing activities
Additions to vessels and equipment	(323)	(1,082)
Contributions to equity method investments	(4,000)	—
Distributions from equity method investments	6,850	14,150
Purchase of other property, plant and equipment	(193)	(36)
Net proceeds from sale of vessels	—	26,449
Insurance recoveries	411	871

Net cash provided by investing activities	2,745	40,352

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	18,000	—
Issuance costs of secured term loan facilities	(26)	—
Repayment of financing of vessel to related parties	(3,342)	(3,287)
Repayment of secured term loan facilities and revolving credit facilities	(34,104)	(68,777)

Net cash used in financing activities	(19,472)	(72,064)

Net increase in cash, cash equivalents and restricted cash	37,085	26,993
Cash, cash equivalents and restricted cash at beginning of period	59,271	124,223

Cash, cash equivalents and restricted cash at end of period	$96,356	$151,216

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$15,826	$16,586

Total tax paid during the period	$192	$830